Pelagos Insurance Capital (formerly Fidelis Insurance Group) Announces Official Rebrand
•The Company has rebranded as Pelagos Insurance Capital, effective May 11, 2026
•The Company’s common shares are expected to begin trading under the new name and ticker symbol “PLGO,” effective May 12, 2026
•Pelagos Insurance Capital will report its first quarter 2026 financial results after market close on May 13, 2026 and hold its earnings call on May 14, 2026
PEMBROKE, Bermuda - Pelagos Insurance Capital Limited (“Pelagos Insurance Capital” or the “Company”), formerly Fidelis Insurance Holdings Limited (NYSE:FIHL), an expert capital allocator and risk selector in specialty insurance and reinsurance, announced today that following shareholder approval at its Annual General Meeting on April 28, 2026, the Company has rebranded as Pelagos Insurance Capital. The legal name change is effective as of May 11, 2026, and the Company’s ticker symbol is expected to change from “FIHL” to “PLGO” on the New York Stock Exchange effective May 12, 2026.
Dan Burrows, Group Chief Executive Officer, commented: “Our new name, Pelagos Insurance Capital, marks an exciting milestone in our evolution. The name is a stronger, clearer reflection of who we are. It captures what we’ve built, how we create value, and where we’re going.
“The name Pelagos underscores this unique position in the market. We create value by linking capital to risk, specialist partners to global opportunity, and people to a shared ambition. Like an archipelago with distinct parts that are closely linked and stronger together, our new name speaks to the power of connection.
“While our name is changing, everything else is staying the same. The same team and expertise, the same capital strength and underwriting strategy, and the same commitments to our clients, brokers, and shareholders. As Pelagos Insurance Capital, we’re building on a strong foundation with real momentum. We’re excited about what comes next.”
Pelagos Insurance Capital will release its Q1 2026 financial results after market close on May 13, 2026, as previously announced. The earnings call will follow on May 14, 2026 at 9:00 am ET. Results and webcast access will be available in the Investors section of our website at www.pelagosinsurancecapital.com.
To join the teleconference, dial 1-800-715-9871 (U.S. and Canada) or 1-646-307-1963 (international) and enter passcode 8797451 approximately 10 minutes before the call. A live, listen-only webcast will also be accessible via our website at www.pelagosinsurancecapital.com.
About Pelagos Insurance Capital
Pelagos Insurance Capital, formerly Fidelis Insurance Group, is an expert capital allocator and risk selector in specialty insurance and reinsurance. We bring together strategic capital and specialist underwriting expertise to deliver value through the cycle.
With a differentiated, diversified portfolio and strong balance sheet, we deploy capital into the most compelling areas of the market through our network of best-in-class underwriting partners. Our deep expertise and multiple points of access to the market enable us to adapt as the market evolves, optimize performance, and produce superior outcomes for clients, brokers, and shareholders.
Pelagos Insurance Capital makes the connections that matter in specialty risk.
For additional information about Pelagos Insurance Capital, our people, products and our insurer financial strength ratings please visit our website at www.pelagosinsurancecapital.com.
Pelagos Insurance Capital Investor Contact:

Pelagos Insurance Capital
Miranda Hunter
+1 441 279 2561
Pelagos Insurance Capital Media Contact:
Rein4ce
Sarah Hills
+44 (0)7718 882011